Frontier Fund Management LLC

January 29, 2018

VIA E-MAIL AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Mr. Robert Telewicz

Re:

Frontier Funds

Frontier Balanced Fund

Frontier Diversified Fund

Frontier Heritage Fund

Frontier Long/Short Commodity Fund

Frontier Masters Fund

Frontier Select Fund

Frontier Winton Fund

Form 10-K

Filed March 31, 2017

File No. 000-51274

Dear Mr. Telewicz:

Frontier Fund Management LLC, the managing owner (the “Managing Owner”) of Frontier Funds (formerly, Equinox Frontier Funds), a Delaware statutory trust (the “Trust”), organized in series (each of the above-referenced series of the Trust, a “Series” and collectively, the “Series”), hereby files, via EDGAR, its response to the comment letter of the Securities and Exchange Commission (the “Commission”), dated December 21, 2017, relating to the Trust’s and each Series’ Form 10-K filed on March 31, 20177 (File No. 000-51274). We have prepared our response with the assistance of our outside legal counsel. As requested, each response is numbered to correspond to the Commission’s comment letter. A copy of this letter has been sent to the Commission via electronic mail.

General

Comment #1

We note that the Trust is not registered as an investment company under the Investment Company Act of 1940. Please tell us if the Trust is relying on the Managed Futures Association (July 15, 1996) no-action letter, and if so, how the Trust’s current structure fits within the framework of that relief.

25568 Genesee Trail Road ▪ Golden, Colorado 80401

Securities and Exchange Commission January 29, 2018 Page 2

Response #1

As described below, the Trust is relying on the Managed Futures Association (July 15, 1996) no-action letter in determining whether it is an investment company.

The Trust is a Delaware statutory trust organized with separate series. Each Series was created as a commodity pool in order to invest in futures interests. Each Series invests substantially all of its assets in futures interests either through an investment in one or more affiliated limited liability companies (each, a “Trading Company” and collectively, the “Trading Companies”) or through an investment in one or more commodity pools available through the Galaxy Plus Managed Account Platform (the “Galaxy Pools”), both of which provide access to futures interests trading strategies offered by commodity trading advisors. In addition, a portion of the assets of each Series is deposited with one or more futures commission merchants as margin. Also, any excess cash (i.e., the amount not used for trading in futures interests or held for margin) is invested in CFTC-approved permitted investments for the purpose of preserving capital.

It is well established that investment funds that invest in futures interests or options on futures will not be subject to the jurisdiction of the Commission under the Investment Company Act of 1940, as amended (the “Investment Company Act”), unless such entity is otherwise an investment company under the Investment Company Act.[1] According to the Peavey No-Action Letter (“Peavey”),[2] in determining whether a futures fund is otherwise an investment company, one must look at whether or not the entity is “primarily engaged” in investing in securities so as to be an investment company under Section 3(a)(1)(A) of the Investment Company Act, or is an entity with more than 40 percent of its total assets (exclusive of government securities and cash items) in investment securities so as to be an investment company within Section 3(a)(1)(C) of the Investment Company Act.

In order to determine an entity’s primary engagement, generally one would look to the nature of its assets and the sources of its income, among other factors. The Commission Staff in Peavey acknowledged, however, that for commodity pools “a snapshot picture of its balance sheet contrasting the value of its futures contracts…with the value of its other assets, e.g., its reserves and margin deposits, which often are in the form of United States government notes, may not reveal the primary nature of the business.” Accordingly, in order to determine the “primary engagement” of a commodity pool, one would look to the area of business in which the entity expects its greatest gains to be realized, and in which it expects the greatest exposure to risk of losses. In the case of each Series, although, at times, a significant portion of its assets may be held as margin or excess cash, each Series expects to primarily realize gains and be exposed to risk of loss in connection with its investments in futures interests. Accordingly, based on the

[1] Peavey Commodity Futures Fund, SEC No-Action Letter (publicly-available June 2, 1983).

[2] See Id.

Securities and Exchange Commission January 29, 2018 Page 3

Peavey analysis, each Series is not “primarily engaged” in investing in securities and should not be subject to registration under the Investment Company Act.

Additionally, the Commission Staff has stated that an investment by a commodity pool in another commodity pool (such as a Series’ investment through a Trading Company or a Galaxy Pool) will not be considered an investment in a “security” for Investment Company Act purposes.[3] In such cases, the Commission Staff stated in the Managed Futures Association No-Action letter[4] that it “would not recommend that the Commission take any enforcement action under the Investment Company Act if, when assessing for purposes of Section 3(b)(1) whether or not a commodity pool is primarily engaged in the business of trading or investing in commodity interests, the commodity pool ‘looks through’ the second-tier pools in which it has invested and treats the business activities of each second-tier pool as having been engaged in directly by the commodity pool itself, provided that (1) the commodity pool is operated by a CPO registered as such under the CEA, and (2) each second-tier pool (i) is operated by a CPO registered as such under the CEA, and (ii) is not an investment company, and is not excluded from regulation under the Investment Company Act by Section 3(c)(1) thereof.”

Each Series, the Trust and each Trading Company is operated by Wakefield Advisors LLC (“Wakefield”), a registered commodity pool operator, pursuant to a delegation agreement with Frontier Fund Management LLC, and each of the Galaxy Pools is operated by Gemini Alternative Funds LLC, a registered commodity pool operator. Additionally, pursuant to the Peavey test, each second-tier pool (i.e., each Trading Company and Galaxy Pool) is not an investment company because it is primarily engaged in the business of trading or investing in futures interests, and is not “primarily engaged” in investing in securities. As such, it is appropriate to “look through” to the activities of the Trading Companies and the Galaxy Pools when determining the primary engagement of a Series, and therefore the Trust (and each Series) is relying on the Managed Futures Association (July 15, 1996) no-action letter.

Comment #2

Disclosure on page F-41 indicates that the Managing Owner may waive the management fee to the extent any related management fee is embedded in a swap or other derivative instrument. You also note that any management fee embedded in a swap or other derivative instrument may be greater or less than the management fee that would otherwise be charged to the Series by the Managing Owner. Please tell us if the aggregate fees embedded in swaps and derivative instruments are material and how such fees are determined.

[3] Managed Futures Association, SEC No-Action Letter (pub. avail. July 15, 1996).

[4] See Id.

Securities and Exchange Commission January 29, 2018 Page 4

Response #2

Each of Equinox Frontier Diversified Fund, Equinox Frontier Long/Short Commodity Fund, Equinox Frontier Balanced Fund, Equinox Frontier Select Fund and Equinox Frontier Heritage Fund invests in one or more swaps. To the extent that a Series invests in a swap, the swap references an index, consisting of the performance realized on the trading program of one or more commodity trading advisors. Such performance is net of management fees and incentive fees paid to the underlying commodity trading advisor(s), brokerage fees and certain other related fees and charges, and therefore these fees are said to be embedded.

The aggregate fees embedded in swaps are provided for in the index description for the relevant swap. In addition to the management fee and performance fee for the commodity trading advisor(s) (the “CTA Fees”), each index provides for the deduction of a management fee to Deutsche Bank (the “DB Management Fee”), as the counterparty for the swap. The DB Management Fee is determined based on the management fee spread set forth in the index description, while the CTA Fees are based on a percentage of the assets managed by each trading advisor and new trading profits, respectively, and are set forth in the reports delivered to the applicable Series by Deutsche Bank as the counterparty. In addition to the DB Management Fee and the CTA Fees, the underlying transactions executed by the commodity trading advisors may be subject to the deduction of certain prime brokerage, exchange and other related fees and charges, each of which are reflected in the transaction values, and consequently the value of the index.

The current management fees payable to the underlying commodity trading advisor(s) comprising the index referenced in the swaps range from 1% to 1.50%. To the extent that there are embedded management fees incurred in a swap investment, the Managing Owner waives any management fee to which it is otherwise entitled. As stated in the Form 10-K, the management fees embedded in a swap may be greater than the management fee that would otherwise be charged to a Series by the Managing Owner.

Based on an analysis of the management fees charged to each Series which invests in one or more swaps, the effective management fee rates of Frontier Diversified Fund and the Class 1, 2 and 3 Units of Frontier Balanced Fund were higher than the management fee rate otherwise payable to the Managing Owner, while the effective management fee rates of Frontier Long/Short Commodity Fund, Frontier Heritage Fund, Frontier Select Fund and the Class 1AP, 2a and 3a Units of Frontier Balanced Fund were lower than the management fee rate otherwise payable to the Managing Owner. The effective management fee rate for each Series was calculated for the period covered by the Form 10-K by dividing the aggregate management fees paid by such Series (whether directly to the Managing Owner, or as an embedded management fee paid to a third-party commodity trading advisor) by the aggregate assets on which such management fees were paid. For the year ended December 31, 2016, the effective management fee rate of (i) Frontier Diversified Fund was 0.78%, compared to a management fee payable to the

Securities and Exchange Commission January 29, 2018 Page 5

Managing Owner of 0.75%; (ii) Frontier Balanced Fund was 0.58%, compared to a management fee payable to the Managing Owner of 0.50% for the Class 1, 2 and 3 Units and 1.0% for the Class 1AP, 2a and 3a Units; (iii) Frontier Long/Short Commodity Fund was 1.95%, compared to a management fee payable to the Managing Owner of 2.0% for the Class 1a, 2a and 3a Units and 3.5% for the Class 1, 2 and 3 Units; (iv) Frontier Heritage Fund was 1.60%, compared to a management fee payable to the Managing Owner of 2.5%; and (v) Frontier Select Fund was 1.90%, compared to a management fee payable to the Managing Owner of 2.5%.

In future filings that the Trust and each Series make pursuant to the Securities Exchange Act of 1934, as amended, the Managing Owner will include disclosure similar to the language included in the prospectus for the Series, substantially as follows:

As of the date of this report, for a Series that has invested in a swap, a trading advisor does not receive any management fees directly from the Series for such swap, and instead the relevant trading advisor receives compensation via the fees embedded in the swap. As of [•], the weighted average management fee embedded in (i) swaps owned by Frontier Diversified Fund was [•]% per annum, (ii) swaps owned by Frontier Balanced Fund was [•]% per annum, (iii) swaps owned by Frontier Long/Short Commodity Fund was [•]% per annum, (iv) swaps owned by Frontier Heritage Fund was [•]% per annum, and (v) swaps owned by Frontier Select Fund was [•]% per annum, and the managing owner has waived the entire management fee due to it from those Series in respect of such Series’ investment in swaps. In each case, the embedded management fee is accrued on the relevant notional amount of the swap.

Signatures

Comment #3

We note your response to comment 8, in your letter to the staff dated February 3, 2012, in which you state your intent to modify your signature page in future Exchange Act reports in accordance with the Form 10-K filing instructions, to include the signature of your principal financial officer and principal accounting officer or controller. We are unable to locate responsive revisions. Please explain to us how your signature page is in conformity with General Instruction D of Form 10-K or confirm your intent to revise future Exchange Act periodic reports. Please also ensure your future certifications are properly signed by a principal financial officer or principal accounting officer.

Response #3

Each Series and the Trust will modify its signature page in future Exchange Act filings in accordance with the Form 10-K filing instructions.

Securities and Exchange Commission January 29, 2018 Page 6

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Twelve Months Ended December 31, 2016

Comment #4

We note that the financial statements of Equinox Frontier Funds, and the related series (the investor funds) have been prepared using a fund of funds presentation. As such the investor funds’ pro-rata share of all expenses of the investee funds are embedded in the net change in unrealized gains (losses) on investment. Please tell us how you considered the need to disclose and discuss these embedded expenses, included any embedded commissions and transaction fees, as part of your analysis of the unrealized gains (losses).

Response #4

In consultation with RSM US LLP, the Trust’s and each Series’ auditor, and Gemini Hedge Fund Services, LLC, the Trust’s and each Series’ independent administrator, management reported additional information in the footnote regarding the commissions and transaction fees of the investee funds separately to meet the requirements of Rule 4-08(g) of Regulation S-X. Because this Form 10-K filing includes the financial statements of the investee funds as an attachment, Rule 3-09 of Regulation S-X could apply to the annual filing in that the minimum required information would be included in the attachments; however, management considered the additional detail to be helpful to the reader and consistent with the Trust’s and each Series’ quarterly filings. Management will again consider both Rules in preparation of the financial statements for future filings to determine if such additional disclosure is necessary.

Financial Statements

Footnotes to Financial Statements

Swap Contracts, page F-36

Comment #5

We note your disclosure that in some cases series of the trust have taken advances on total return swaps, and incur interest charges on these advances. Please tell us where the interest charged on these advances is classified in the Statements of Operations. Additionally, please tell us whether any other charges are charged by the counterparty related to these swap agreements.

Securities and Exchange Commission January 29, 2018 Page 7

Response #5

The interest charge on advances taken on total return swaps is reported in the net unrealized gain(loss) on swap contracts on the Consolidated Statement of Operations. Pursuant to the documents that govern each total return swap and the formula for calculating the total swap valuation, the swap valuation includes the interest charge on the advances. As such, the change in the swap valuation from period to period (calculated each trading day) is reported as net unrealized gain(loss).

The counterparty has other charges that are included in the swap valuation such as a management fee and incentive fee, as described in the response to Comment #2. The swap valuation also includes commissions and transactional costs related to the trading of the underlying accounts that constitute the swap index. Like the interest charge, these fees and expenses are included in the swap valuation and changes to the valuation are reported as net unrealized gain/(loss) on swap contracts on the Consolidated Statement of Operations.

Securities and Exchange Commission January 29, 2018 Page 8

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (303) 454-5501, or our outside counsel, Timothy Selby of Alston & Bird LLP, at (212) 210-9494.

Sincerely,

/s/ Patrick F. Hart

Patrick F. Hart

Member of the Executive Committee

Cc: Timothy P. Selby, Alston & Bird LLP

Allison A. Muth, Alston & Bird LLP